Exhibit 99.7

EXECUTIVE SERVICES AGREEMENT

THIS EXECUTIVE SERVICES AGREEMENT (this “Agreement”) dated [•], 2024, by and between CAPITAL CLEAN ENERGY CARRIERS CORP., a Marshall Islands corporation (the “Corporation”) and Capital GP L.L.C., a Marshall Islands limited liability company or any nominated affiliate or parent or subsidiary company (jointly, the “Provider” and together with the Corporation, the “parties”).

WHEREAS, the Corporation owns vessels and requires certain executive services for the management of its business and affairs including the appointment and performance of the relevant duties of a Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, deputies to such officers, corporate counsel and any other officers of the Corporation as may be required from time to time, as well as providing investor relations and corporate support services to the Corporation (collectively, the “Executive Services”);

WHEREAS, the Corporation wishes to engage the Provider to provide such Executive Services to the Corporation on the terms set out herein; and

WHEREAS, the Corporation wishes to engage certain of the Provider’s personnel or other consultants or consulting entities to arrange for the provision of such Executive Services on the terms set out herein.

NOW THEREFORE, the parties hereto agree that, in consideration for the Provider providing the Executive Services and subject to the Terms and Conditions attached hereto, the Corporation shall pay the Provider a remuneration and consulting fee in the manner provided for herein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their duly authorized signatories with effect on the date first above written.

CAPITAL CLEAN ENERGY CARRIERS CORP.

By
Name:
Title:

CAPITAL GP L.L.C.

By
Name:
Title:

TERMS AND CONDITIONS

Section 1. General. The Provider shall provide all or such portion of the Executive Services, in a commercially reasonable manner, as the Corporation may from time to time direct, all under the supervision of the Corporation.

Section 2. Covenants. During the term of this Agreement, the Provider shall diligently provide or subcontract for the provision of the Executive Services in accordance with the terms of this Agreement.

Section 3. Reimbursement of Costs and Expenses.

(a) In consideration for the Provider providing the Executive Services, the Corporation shall pay to the Provider a fixed amount of US$3,500,000.00 per annum (the “Fee”), payable monthly at the end of every calendar month with no deductions or withholdings whatsoever. The Provider may request a readjustment of the Fee if circumstances are such that can validate such request, such as major currency fluctuation for Euro/USD, the appointment of additional officers of the Corporation in addition to those listed in Exhibit A hereto to provide Executive Services or another reason. The Corporation shall also pay or reimburse the Provider for its out-of-pocket expenses such as travel and lodging, long distance telecoms and editorial contact within 30 days of the submission of any relevant invoice including any reasonably required detail to validate such amounts due.

(b) Further, during the term of this Agreement the officers and consultants appointed by the Provider will be eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Corporation.

(c) It is hereby agreed that in case any officer and consultant appointed by the Provider resigns under the relevant provisions of their employment and consultancy agreement with the Provider due to a Change of Control, the Corporation will pay any compensation provided therein.

For purposes of this Agreement, the term “Change of Control” shall mean the:

(i) acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (A) the then-outstanding Common Shares of the Corporation, excluding Common Shares beneficially owned by Capital Maritime & Trading Corp. and/or its affiliates or (B) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors;

(ii) consummation of a reorganization, merger or consolidation of the Corporation or the sale or other disposition of all or substantially all of the assets of the Corporation; or

(iii) approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation.

(d) Also in the event that the employment of any officer and consultant appointed by the Provider is terminated by the Provider without cause, it is agreed that the Corporation shall pay such officer any compensation provided in the employment and consultancy agreement between the Provider and such officer and consultant (or reimburse the Provider accordingly) together with any award of restricted shares or other incentives payable to such officer and consultant.

(e) It is hereby expressly agreed that any responsibility or liability for any taxes, duties, or social security withholdings if found payable in connection with this Agreement to any governmental authority (including Greece) or to any political subdivision or taxing or social security authority thereof rests solely with the Provider.

(f) There is no liability to the Corporation and its subsidiaries from any governmental authority (including Greece) or to any political subdivision or taxing or social security authority pursuant to or in connection with this Agreement and the Provider shall indemnify and hold harmless the Corporation and its employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against in connection with any alleged outstanding to any governmental authority (including Greece) or to any political subdivision or taxing or social security authority.

Section 4. General Relationship Between the Parties. The parties do not intend, and nothing herein shall be interpreted so as, to create an agency relationship between the Provider and any one or more of the Corporation or any subsidiary of the Corporation.

Section 5. Indemnity. The Corporation shall indemnify and hold harmless the Provider and its employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to this Agreement and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling the same, provided, however, that such indemnity shall exclude any and all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of the Provider or its employees, shareholders, directors, consultants or agents.

Section 6. No Consequential Damages. Neither the Provider nor any of its affiliates or employees, shareholders, directors, consultants shall be liable for indirect, incidental or consequential damages suffered by the Corporation, or for punitive damages, with respect to any term or the subject matter of this Agreement, even if informed of the possibility thereof in advance. This limitation applies to all causes of action, including, without limitation, breach of contract, breach of warranty, negligence, strict liability, fraud, misrepresentation and other torts.

Section 7. Term and Termination. This Agreement shall have an initial term of three years unless terminated by mutual agreement of the parties. The parties hereby agree and confirm that the Executive Services Agreement dated October 1, 2022 between the Corporation (previously Capital Product Partners L.P.) and the Provider has been terminated as of the date hereof.

Section 8. Entire Agreement. This Agreement forms the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral with respect to the subject matter hereof.

Section 9. Law And Arbitration.

(a) This Agreement shall be governed by and construed in all respects in accordance with English law and any dispute arising out of or in connection with the Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators’ (LMAA) Terms current at the time when the arbitration is commenced.

(b) Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement.

(c) In cases where neither the claim nor any counterclaim exceeds the sum ofUS$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Section 10. Notices. Notice under this Agreement shall be given (via hand delivery or email or facsimile) as follows:

If to the Corporation: 3, Iassonos Street, Piraeus, 185 37 Greece, Attn: Capital Clean Energy Carriers Corp. CEO & CFO, Fax: +30 210 4284 285

If to the Provider: 3, Iassonos Street, Piraeus, 185 37 Greece, Attn: Capital GP L.L.C. CEO & CFO, Fax: +30 210 4284 285

Section 11. Sub-contracting and Assignment. The Provider shall not assign this Agreement to any party that is not a parent, subsidiary or affiliate or employee of the Provider except upon written consent of the Corporation. The Provider may freely sub-contract or sub-license this Agreement, so long as the Provider remains liable for performance of the Executive Services and its obligations under this Agreement.

Section 12. Miscellaneous.

(a) The failure of either party to enforce any term of this Agreement shall not act as a waiver.

(b) Any waiver must be specifically stated as such in writing.

(c) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

(d) This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

Exhibit A

Initial Officers of the Corporation

Chief Executive Officer

Chief Financial Officer

Chief Commercial Officer

VP Commercial Officer

Deputy Chief Financial Officer

General Counsel

Chief Accounting Officer

Internal Auditor

Investment Relations Officer

Chief Sustainability Officer